Filed by Redhook Ale Brewery, Incorporated
                                                   Commission File No. 000-26542
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934




                               Widmer and Redhook
                                       Q&A


Q:   Is a merger imminent?

A: A plan has been set in motion that is expected to result in a merger. The boards of directors of both companies have approved the merger. However, the transaction must still be approved by federal and state regulatory agencies and by the shareholders of both companies. If the merger is approved, the combined company will be called Craft Brewers Alliance, Inc.

Q:   Why merge these two craft brewers?

A: Two key factors led us to pursue a merger of Widmer and Redhook: First, we recognize the success of our existing brewing, sales and marketing partnerships and know that the two companies work well together. Second, the opportunity exists to leverage the tremendous talent of both companies to generate new ideas, create new beers and become a stronger competitor in the market place nationally.

Q:   When will the merger be complete? How long will the merger process take?

A: If the required shareholder and regulatory approvals are received, the target date for implementation is first quarter 2008. However, the implementation date may shift due to unexpected delays.

Q:   What are the financial details of the merger deal?

A: If approved, the transaction will be a stock for stock deal in which Widmer shareholders will receive shares of Redhook in exchange for their Widmer shares. The result will be that current Widmer shareholders and Redhook shareholders will each hold approximately 50% of the outstanding shares of the combined company.

Q:   How will the two companies be stronger as a single entity?

A: From a brewing and operations perspective, we believe that a merger will allow each company to exchange best practices and creative ideas, leading to even better and more exciting beers from both breweries. From a sales and marketing standpoint, the combined company will be better aligned to compete with larger national players and strong import competitors.

Q:   What attributes do Redhook and Widmer Brothers bring to the merger?

A: The most important attribute each brewery brings to the combined company is a complete dedication to making great craft beers. This passion, combined with world-class brewing facilities, talented people and proud traditions, will provide Craft Brewers Alliance with a strong foundation for future success.

Q:   Where will the merged company be headquartered?

A: The combined company will be headquartered in Portland, Ore, but will also have management offices in Woodinville, Wash.

Q:   How will the merger affect the day-to-day operations of both companies?

A: It's difficult to provide precise details at this time since much of the integration work is still to be done. However, we do know that the two brands will continue to be marketed and positioned separately in the marketplace, and we will strive to maximize the best practices of both companies as we bring them together into a single company.

Q:   How large will the merged company be?

A: It's too early in the process to provide precise information about the size of the combined company. We expect that the CBA portfolio including Widmer, Redhook and our alliance brands of Kona and Goose Island will make the combined company the second or third largest craft brewer in the US.

Q:   How will this merger affect staffing; could there be layoffs?

A: We are currently evaluating each functional area of both companies to determine where there is duplication of positions and how to address those situations. It is expected that there will be a few overlaps, particularly in the accounting and finance departments. We can safely estimate the number of employees affected at less than 5% of the combined Widmer, Redhook and CBA work force. Individuals whose positions are currently expected to be affected by the proposed merger have been notified.

Q:   Who will be on the management team of the merged company?

A: The new management team will be as follows: Paul Shipman, Chairman Emeritus; Kurt Widmer, Chairman of the Board; Terry Michaelson, Co-CEO; Dave Mickelson, Co-CEO; Jay Caldwell, Chief Financial Officer; Rob Widmer, Vice President of Corporate Quality Assurance and Industry Relations; Tim McFall, Vice President of Marketing; Marty Wall, Vice President of Sales; Sebastian Pastore, Vice President of Brewing Operations; Rich Shawen, Vice President of Finance; and Jerry Prial, Vice President of Business Development. This veteran leadership brings an average of more than 16 years in the craft beer business, back to the infancy of the craft brewing category.

Q:    Why have 2 CEOs?

A: As co-CEOS, Terry and Dave will ensure that the combined company draws from the strengths of both Redhook and Widmer as the combined company begins its mission of being a leading craft beer company in the US. Terry and Dave have been critical to the success of both breweries over the past 15 years and bring unique perspective for the future needs of a combined company.

Q:   What role will Paul Shipman play in the combined company?

A: As Chairman Emeritus, Paul will have an ongoing role as a consultant and strategic adviser to the company.

Q:   What role will Anheuser-Busch have in the merged company?

A: A-B is expected to remain a strategic distribution partner for the Widmer and Redhook products and to hold a minority equity stake in the combined company.

Q:   Is the transaction a merger or an acquisition?

A: The transaction is structured as a merger of our two companies, which are about the same size and value, and the management team for the combined company will be composed of executives from both Widmer and Redhook.

Q: Does the merger mean that Widmer will begin brewing Redhook products in Portland and that Redhook will begin to brew more Widmer beers?

A: Sebastian Pastore will be working with all three breweries to determine what makes sense from a brewing operations and quality perspective. If it is decided to move the production of certain products to new locations, extreme care will be taken to ensure that product quality and flavor remain consistent.



Additional Information About the Merger and Where to Find It

Redhook Ale Brewery, Incorporated filed a current report on Form 8-K with the Securities and Exchange Commission (the "SEC") on November 13, 2007, that includes as an exhibit the Agreement and Plan of Merger between Redhook and Widmer. Redhook intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus (including any amendments or supplements to those documents) and any other relevant materials when they become available, because they will contain important information about Redhook, Widmer and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Redhook by directing a request by email to Investor.Relations@Redhook.com or by mail to Redhook Ale Brewery, Incorporated, 14300 NE 145th Street, Suite 210, Woodinville, WA 98072, Attn.: Investor Relations. In addition, investors and security holders may access copies of documents filed by Redhook with the SEC in the Investor Relations area of Redhook's website at www.redhook.com.

Participants in the Solicitation

Redhook and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Redhook in connection with the proposed transaction. Information concerning the interests of these executive officers and directors in the transaction, including their beneficial ownership of Redhook common stock, will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Redhook is included in Redhook's proxy statement for its 2007 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2007, and in its annual report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 23, 2007. These documents are available free of charge at the SEC's website (www.sec.gov) and from Investor Relations of Redhook at the email and mailing addresses shown above.

Forward-Looking Statements

The foregoing information regarding the proposed merger includes forward looking statements that are subject to risks and uncertainties, including but not limited to the possibility that the proposed merger may not ultimately close for a number of reasons, such as either company not obtaining the requisite shareholder approval or the inability to obtain the approval of Anheuser-Busch Incorporated; that prior to closing of the merger, the businesses of Redhook and Widmer, including the retention of key employees, may suffer due to uncertainty; that, in the event the merger is completed, the combined company may not have greater opportunities and advantages; that the combination of Redhook and Widmer may not result in a company better positioned to compete on a national basis; that the operational, financial and management controls, reporting systems and procedures of the combined companies may be inadequate; and that the parties may be unable to successfully execute their integration strategies or realize the expected benefits of the merger. Other factors that could create or contribute to other risks and uncertainties are more fully described in Redhook's filings with the SEC, including, but not limited to, Redhook's annual report on Form 10-K for the year ended December 31, 2006. The forward-looking statements in this document speak only as of the date hereof, and Redhook expressly disclaims any intent or obligation to update these forward-looking statements.